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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Dated February 20, 2004

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Aktiebolaget Svensk Exportkredit
Swedish Export Credit Corporation
(Translation of Registrant's Name into English)

Västra Trädgårdsgatan 11 B
Stockholm
Sweden
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):     N/A

PRESS RELEASE
FINANCIAL ACCOUNTS YEAR 2003

• High volume of new business
• Export credits and lending to municipalities increased
• Profit was Skr 595.3 million
• Return on capital was 13.6%
• During the year the Swedish state became sole owner of SEK
• SEK's rating improved

Business Activities

        In 2003, SEK reached a total volume of new customer-related financial transactions amounting to Skr 23.2 billion (17.9). New long-term credits granted totaled Skr 19.0 billion (13.4) and syndicated customer transactions totaled Skr 4.2 billion (4.5). Export credits accounted for the major increase compared with 2002 with a total volume of Skr 6.1 billion (0.9). The increase in new business during the year was achieved in spite of the weak international economic development.

        Syndicated customer transactions were partly provided by AB SEK Securities ("SEK Securities"), a wholly-owned subsidiary. SEK Securities offers financing via the capital market.

        The aggregate amount of credits outstanding and credits committed though not yet disbursed at year-end was Skr 74.4 billion (77.3), of which Skr 60.9 billion (65.5) represented credits outstanding. The decrease in credits outstanding mainly reflects currency exchange effects due to the weakening of the U.S. dollar during the year.

        At the same time, the aggregate amount of outstanding offers for new credits at year-end decreased to Skr 30.7 billion (59.7). The decrease was due to the fact that a few large offers have expired.

        During the year, the volume of new long-term borrowings, i.e., borrowings with original maturities exceeding one year, reached the equivalent of Skr 62.0 billion (44.9) or USD 7.8 billion (4.6).

        SEK issued USD 200 million of Hybrid Capital—of which USD 50 million were used to replace USD 50 million of outstanding Hybrid Capital—at advantageous terms in connection with the change in ownership. In October, SEK issued further USD 150 million of Hybrid Capital, to replace USD 150 million of outstanding Hybrid Capital.

        In November, SEK launched a USD 1 billion global benchmark transaction, which was sold to Asia, Europe and the U.S.

        SEK has experienced improved rating and lower cost of funding after the change in ownership. Moody's has upgraded SEK's senior debt rating to Aa1 (from Aa2) and Standard & Poor's has changed its outlook for SEK's senior debt rating (AA+) to stable (from negative).

Results

        Operating profit was Skr 595.3 million (664.4). The decrease in profit was due mainly to the interest cost of the new Hybrid Capital and the effect of the increased dividend, both related to the change in ownership, as well as an increase in administrative expenses and depreciations of non-financial assets.

        Return on equity was 18.9 percent (19.5) before taxes and 13.6 percent (14.0) after taxes, respectively.

        Net interest earnings totaled Skr 757.5 million (798.2). For the financial year 2003, the contribution to net interest earnings from debt-financed assets was Skr 447.2 million (465.9). The underlying average volume of such debt-financed assets was Skr 114.5 billion (111.7), with an average margin of 0.39 percent p.a. (0.42). The decline in average margin was due mainly to the interest cost of the Hybrid Capital raised in connection with the change in ownership. The contribution to net interest earnings from the investment portfolio was Skr 310.3 million (332.3). The decrease was due mainly to the dividend and the resulting decrease in equity.

        Commissions earned amounted to Skr 13.0 million (18.5). The decrease was due mainly to lower demand for commission-generating business due to weak demand in many markets.

        Administrative expenses increased to Skr 189.5 million (166.4). The increase was related to higher personnel expenses, which reflects the widening of business activities. The total number of employees at year-end was 140 (123).

        Depreciations of non-financial assets increased to Skr 15.5 million (7.5). The increase was related to depreciation of intangible and tangible assets of the ongoing IT-project.

Total Assets and Liquidity

        SEK's total assets at year-end increased to Skr 151.8 billion (132.5). The main components of the net change in total assets were an increase by Skr 20.6 billion in the portfolio of interest-bearing securities, and a decrease by Skr 4.6 billion in the credit portfolio. Currency exchange effects negatively affected the book values of these portfolios by approximately Skr 6.2 billion and Skr 4.0 billion, respectively.

        SEK's liquid assets—to be regarded as SEK's readiness to lend—improved considerably during the year. The aggregate volume of funds borrowed and shareholders' funds exceeded the aggregate volume of credits outstanding and credits committed though not yet disbursed at all maturities.

        Of the total risk exposure 18 percent (27) were against highly rated OECD States; 6 percent (4) were against local and regional authorities; 65 percent (56) were against banks, mortgage institutions and other financial institutions; and 11 percent (13) were against corporations and others.

        No credit losses have been incurred.

Change in Ownership

        On June 30, 2003, the Swedish state became the sole (100 percent) owner of SEK through an acquisition of the 35 percent stake in SEK that previously was held by ABB.

        Before the acquisition was concluded, the annual general meeting of shareholders had approved—as proposed in an amended proposal of distribution of profits from SEK's Board of Directors and the President—a total dividend of Skr 1,240 million, to be paid to the holders of class B shares (i.e., ABB). This dividend was part of an agreement concluded between the Kingdom of Sweden, SEK and ABB on June 4, 2003. At the same time, SEK increased its outstanding Hybrid Capital (which is Tier-1-Eligible) by USD 150 million in order to retain the risk capital base at an approximately unchanged level. It is the intention of the shareholder and of the Company that SEK will always have risk capital that is well above the regulatory requirements.

        The Government and ABB established, in connection with the ownership change in June 2000, a guarantee fund of callable capital, amounting to Skr 600 million in total (Skr 300 million from each shareholder) in favor of SEK. The guarantee fund has been replaced by a new guarantee amounting to Skr 600 million issued by the Kingdom of Sweden. SEK may call on capital under the guarantee if SEK finds it necessary in order to be able to fulfill its obligations.

Capital Adequacy

        SEK has a capital adequacy ratio that is well above the minimum required by law. At year-end, SEK's adjusted total capital adequacy ratio was 18.3 percent (18.8), of which 11.1 percent (13.7) represented adjusted Tier-1.

        The adjusted capital adequacy ratios are calculated with inclusion in the Tier-1 capital base of SEK's guarantee capital of Skr 600 million in addition to the regulatory capital base. The regulatory total capital adequacy ratio was 16.6 percent (17.0), which is more than two times as large as required under Swedish law. Of the regulatory total ratio, the Tier-1 ratio represented 9.5 percent (11.9).

Dividend

        The Board of Directors has resolved to propose to the Annual General Meeting that no dividend should be paid, which is in line with the intention expressed by the Swedish state, in connection with the ownership change.

Annual General Meeting of Shareholders

        The Annual General Meeting of Shareholders will be held on April 26, 2004.

Annual Report

        The Company's Annual Report will be distributed in March and will also be available at the Company's office at Västra Trädgårdsgatan 11 B in Stockholm.

Stockholm, February 20, 2004
 AB SVENSK EXPORTKREDIT
SWEDISH EXPORT CREDIT CORPORATION

Peter Yngwe
President

        Further information may be obtained from Peter Yngwe, President, or Sven-Olof Söderlund, Executive Director, on telephone no. (46) 8-613 83 00. (See also SEK's website www.sek.se)

FINANCIAL HIGHLIGHTS

(Amounts (other than %) in Skr mn) (* 1 USD = 7.275 Skr)	2003 USD*	2003 Skr	2002 Skr
Earnings
Operating profit	82	595.3	664.4
Proposed dividend	—	—	1,240.0
Pre-tax return on equity	18.9%	18.9%	19.5%
After-tax return on equity	13.6%	13.6%	14.0%
Customer operations
Total customer-related financial transactions	3,187	23,187	17,923
Offers for new credits accepted by borrowers	2,606	18,960	13,365
Credits, outstanding and undisbursed (old format)	10,222	74,365	77,319
Credits, outstanding and undisbursed (new format)	7,453	54,221	50,870
Borrowing operations
New long-term borrowings	7,762	61,929	44,926
Outstanding senior debt	18,222	132,565	112,614
Outstanding subordinated debt	413	3,001	2,225
Total assets	20,866	151,800	132,538
Capital
Capital adequacy ratio	16.6%	16.6%	17.0%
Adjusted capital adequacy ratio	18.3%	18.3%	18.8%

The definitions of the Financial Highlights are included in SEK's 2003 Annual Report (note 32)

        SEK is wholly-owned by the Kingdom of Sweden. SEK's objective is to engage in financing activities and in connection therewith primarily promote the development of Swedish commerce and industry and Swedish export industry as well as otherwise engaging in Swedish and international financing activities on commercial grounds. Credits are granted at fixed or floating interest rates. SEK funds its activities primarily by issues in the international capital markets. SEK's balance sheet and assets are of high quality. SEK's long-term debt rating is 'AA+' from Standard & Poor's and 'Aa1' from Moody's.

INCOME STATEMENTS

SEK (exclusive of the S-system)	2003		2002
(Skr mn)	Consolidated Group	Parent Company	Consolidated Group	Parent Company
Interest revenues	4,432.9	4,438.5	4,838.4	4,843.8
Interest expenses	-3,675.4	-3,675.5	-4,040.2	-4,040.2

Net interest revenues	757.5	763.0	798.2	803.6
Commissions earned	13.0	9.1	18.5	14.0
Commissions incurred	-17.1	-17.1	-6.5	-6.5
Remuneration from the S-system	29.7	29.7	33.0	33.0
Net results of financial transactions	11.7	11.7	-0.7	-0.7
Other operating income	6.4	7.6	0.9	1.8
Administrative expenses	-189.5	-191.9	-166.4	-170.4
Depreciations of non-financial assets	-15.5	-13.4	-7.5	-5.4
Other operating expenses	-0.9	0.0	-5.1	-4.3

Operating profit	595.3	598.7	664.4	665.1
Changes in untaxed reserves	n.a.	15.4	n.a.	15.0
Taxes	-167.8	-172.5	-184.7	-188.5

Net profit for the year	427.5	441.6	479.7	491.6

The above income statements do not include the S-system, the results of which are shown below.

S-system (Skr mn)	2003	2002
Interest revenues	443.4	592.5
Interest expenses	-510.9	-786.4

Net interest expenses	-67.5	-193.9
Remuneration to SEK	-29.7	-33.0
Foreign exchange effects	7.4	2.6
Reimbursement from the State	89.8	224.3

Net	0.0	0.0

BALANCE SHEETS

	December 31, 2003			December 31, 2002
(Skr mn)	Consolidated Group	Parent Company	Of which S-system	Consolidated Group	Parent Company	Of which S-system
ASSETS
Cash in hand	0.0	0.0	0.0	0.0	0.0	0.0
Treasuries/government bonds	4,458.5	4,458.5	57.4	6,008.5	6,008.5	75.3
Of which current assets	(3,645.8)	(3,645.8)	(57.4)	(5,031.2)	(5,031.2)	(75.3)
Of which fixed assets	(812.7)	(812.7)	—	(977.3)	(977.3)	—
Credits to credit institutions (Note 2)	17,569.6	17,567.7	4,789.8	12,984.7	12,973.6	6,537.5
Credits to the public (Note 2)	23,202.4	23,202.4	3,474.1	26,048.2	26,048.2	4,964.2
Other interest-bearing securities	95,298.6	95,298.6	—	79,393.7	79,393.7	—
Of which current assets	(63,752.0)	(63,752.0)	—	(49,001.9)	(49,001.9)	—
Of which fixed assets	(31,546.6)	(31,546.6)	—	(30,391.8)	(30,391.8)	—
Of which credits (note 1)	(31,111.6)	(31,111.6)	—	(29,912.1)	(29,912.1)	—
Shares in subsidiaries	n.a.	113.5	—	n.a.	113.5	—
Non-financial assets	201.7	85.7	—	178.0	59.8	—
Other assets	7,678.3	7,751.6	96.9	4,526.0	4,593.6	160.9
Prepaid expenses and accrued revenues	3,391.4	3,391.3	93.7	3,399.4	3,399.2	139.9

Total assets (Note 3)	151,800.5	151,869.3	8,511.9	132,538.5	132,590.1	11,877.8

LIABILITIES, ALLOCATIONS AND SHAREHOLDERS' FUNDS
Borrowing from credit institutions	2,545.8	2,555.8	1.2	611.9	611.9	8.6
Borrowing from the public	28.7	28.7	0.0	33.4	33.4	0.0
Senior securities issued	129,990.4	129,990.4	552.5	111,968.3	111,968.3	3,170.1
Other liabilities	9,979.3	10,014.7	147.5	10,547.8	10,578.3	65.0
Lending/(borrowing) between SEK and the S-system	—	—	7,697.0	—	—	8,393.0
Accrued expenses and prepaid revenues	2,908.7	2,908.3	113.7	2,988.8	2,988.4	241.1
Allocations	394.4	17.9	—	399.0	18.2	—
Subordinated securities issued	3,001.0	3,001.0	—	2,224.6	2,224.6	—

Total liabilities and allocations	148,848.3	148,516.8	8,511.9	128,773.8	128,423.1	11,877.8
Untaxed reserves	n.a.	1,344.6	—	n.a.	1,360.0	—
Share capital	990.0	990.0	—	990.0	990.0	—
Non-distributable reserves	1,117.6	149.3	—	1,132.7	140.0	—

Total non-distributable capital	2,107.6	1,139.3	—	2,122.7	1,130.0	—
Profit carried forward	417.1	427.0	—	1,162.3	1,185.4	—
Net profit for the year	427.5	441.6	—	479.7	491.6	—

Total distributable capital	844.6	868.6	—	1,642.0	1,677.0	—

Total shareholders' funds	2,952.2	2,007.9	—	3,764.7	2,807.0	—

Total liabilities, allocations and shareholders' funds	151,800.5	151,869.3	8,511.9	132,538.5	132,590.1	11,877.8

COLLATERAL PROVIDED
Collateral provided	None	None	None	None	None	None
Interest-bearing securities
Subject to lending	108.9	108.9	—	329.6	329.6	—
CONTINGENT LIABILITIES	None	None	None	None	None	None
COMMITMENTS
Committed undisbursed credits	14,358.3	14,358.3	10,024.6	11,848.6	11,848.6	10,124.1

Specification of Change in Shareholders' Funds
Consolidated Group
(Skr mn)	January-December, 2003	January-December, 2002
Opening balance of shareholders' funds	3,764.7	3,645.4
Dividend paid	-1,240.0	-360.4
Net profit for the period	427.5	479.7

Closing balance of shareholders' funds	2,952.2	3,764.7

STATEMENTS OF CASH FLOWS, SUMMARY

	2003		2002
(Skr mn)	Consolidated Group	Parent Company	Consolidated Group	Parent Company
Net cash (used in)/provided by operating activities	-19,448.3	-19,458.5	13,607.4	13,617.4
Net cash (used in)/provided by investing activities	-39.3	-39.3	-46.2	-56.2
Net cash (used in)/provided by financing activities	19,487.6	19,497.8	-13,561.2	-13,561.2
Cash and cash equivalents at end of period	0.0	0.0	0.0	0.0

Capital Base and Required Capital

According to Capital Adequacy Requirements under Swedish Law, which are in Compliance with International Guidelines. However, the adjusted capital adequacy ratios shown below, are calculated with inclusion in the Tier-1 capital base of SEK's guarantee capital of Skr 600 million in addition to the regulatory approved capital base.

(Amounts in Skr mn)

I.
Capital requirement

	Consolidated Group						Parent Company
	December 31, 2003			December 31, 2002			December 31, 2003			December 31, 2002
	Claims	Weighted claims	Required capital	Claims	Weighted claims	Required capital	Claims	Weighted claims	Required capital	Claims	Weighted claims	Required capital
On-balance sheet items	151,800	31,682	2,534	132,538	30,447	2,436	151,869	31,752	2,540	132,590	30,510	2,441
Off-balance sheet items	21,171	4,172	334	16,231	2,979	238	21,171	4,172	334	16,231	2,979	238
Other exposures	n.a.	0	0	n.a.	0	0	n.a.	0	0	n.a.	0	0

Total	172,971	35,854	2,868	148,769	33,426	2,674	173,040	35,924	2,874	148,821	33,489	2,679
Breakdown by category:
A. Riskweight 0%	49,546	—	—	51,078	—	—	49,546	—	—	51,067	—	—
B. Riskweight 20%	96,053	19,211	1,537	70,346	14,069	1,126	96,051	19,210	1,537	70,346	14,069	1,126
C. Riskweight 50%	2,284	1,142	91	2,481	1,241	99	2,284	1,142	91	2,481	1,241	99
D. Riskweight 100%	14,203	14,203	1,136	17,031	17,031	1,362	14,274	14,274	1,142	17,094	17,094	1,367
E. Market exposures	10,885	1,298	104	7,833	1,085	87	10,885	1,298	104	7,833	1,085	87

Total	172,971	35,854	2,868	148,769	33,426	2,674	173,040	35,924	2,874	148,821	33,489	2,679

II. Capital base (A)					III. Capital Adequacy Ratio
	Consolidated Group		Parent Company			Consolidated Group		Parent Company
	12/2003	12/2002	12/2003	12/2002		12/2003	12/2002	12/2003	12/2002
Tier-1 capital	3,395	3,963	3,423	3,987	Total	16.6%	17.0%	16.6%	17.0%
Tier-2 capital	2,558	1,708	2,554	1,705	Of which:
Of which:					Tier-1 ratio	9.5%	11.9%	9.5%	11.9%
Upper Tier-2	2,103	1,248	2,100	1,245	Tier-2 ratio	7.1%	5.1%	7.1%	5.1%
Lower Tier-2	455	460	454	460	Of which:
Total	5,953	5,671	5,977	5,692	Upper Tier-2 ratio	5.8%	3.7%	5.8%	3.7%
					Lower Tier-2 ratio	1.3%	1.4%	1.3%	1.4%
Adjusted Tier-1 capital	3,995	4,563	4,023	4,587	Adjusted Total	18.3%	18.8%	18.3%	18.8%
Adjusted Total	6,553	6,271	6,577	6,292	Of which: Adj. Tier-1 ratio	11.1%	13.7%	11.1%	13.7%

IV.    Specification of off-balance sheet items (B)

Consolidated Group and Parent Company:

							Book value on-balance sheet
	Of which:						Related to derivative contracts with positive real exposures:		Related to derivative contracts with negative real exposures:
December 31, 2003	Nominal amounts	Converted claims	Positive real exposures	Potential exposures	Negative real exposures	Weighted claims	Positive book values	Negative book values	Positive book values	Negative book values
Derivative financial contracts
Currency related agreements	114,627	7,492	3,499	3,993	5,117	1,818	937	1,515	3,826	1,775
Interest rate related contracts	117,311	2,209	1,439	770	7,043	529	17	3,681	816	33
Equity related contracts	38,984	4,026	703	3,323	1,242	983	3	551	438	5
Commodity related contracts, etc	1,706	156	20	136	154	78	—	—	—	—

Total derivative contracts	272,628	13,883	5,661	8,222	13,556	3,408	957	5,747	5,080	1,813
Other off-balance sheet contracts and commitments:
Repurchase agreements etc. (repos)	109	109	—	109	—	—
Undisbursed credits	14,358	7,179	—	7,179	—	764

Total	287,095	21,171	5,661	15,510	13,556	4,172
December 31, 2002
Derivative financial contracts:
Currency related agreements	117,542	5,751	2,709	3,042	3,693	1,559	322	1,498	1,605	2,912
Interest rate related contracts	104,318	1,971	1,588	383	4,993	584	25	1,743	367	51
Equity related contracts	21,425	2,255	644	1,611	267	590	345	10	10	416
Commodity related contracts, etc	0	0	0	0	0	0	—	—	—	—

Total derivative contracts	243,285	9,977	4,941	5,036	8,953	2,733	692	3,251	1,982	3,379
Other off-balance sheet contracts and commitments:
Repurchase agreements etc. (repos)	330	330	—	330	—	—
Undisbursed credits	11,849	5,924	—	5,924	—	246

Total	255,464	16,231	4,941	11,290	8,953	2,979

(A)
The capital base includes the profit for the year—less the dividend proposed—according to the Board's proposal for distribution of the 2003 profits.

(B)
In accordance with SEK's policies with regard to counterparty, interest rate, and currency exchange exposures, SEK uses, and is a party to, different kinds of off-balance sheet financial instruments, mostly various interest rate related and currency exchange related contracts (swaps, etc). It is worth noting that the nominal amounts of such derivative instruments do not reflect real exposures, but merely constitute the basis from which the exposures (converted claims) are derived.

COUNTERPARTY RISK EXPOSURES
(Skr bn)

Consolidated Group and Parent Company:	Total				Credits & Interest-bearing securities				Derivatives, Undisbursed credits, etc.
	12/2003		12/2002		12/2003		12/2002		12/2003		12/2002
Classified by type of counterparty
	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
State	29.7	18	37.8	27	24.2	17	32.5	26	5.5	26	5.3	33
Municipalities	9.5	6	5.8	4	9.3	6	5.7	5	0.2	1	0.1	1
Mortgage institutions	5.2	3	4.2	3	5.2	4	4.2	3	—	—	—	—
Banks	58.5	36	47.0	33	50.3	36	41.8	34	8.2	39	5.2	32
Other credit institutions	41.6	26	27.9	20	35.1	25	22.6	18	6.5	31	5.3	33
Others	17.1	11	17.7	13	16.4	12	17.5	14	0.7	3	0.2	1

Total	161.6	100	140.4	100	140.5	100	124.3	100	21.1	100	16.1	100

NOTES

        Accounting principles:    The accounting principles described in SEK's Annual Report for the year 2002 have been applied unchanged. A number of accounting recommendations from the Swedish Financial Accounting Standards Council have been introduced as of the year 2003. SEK has applied these recommendations. These have not had any material effect on this press release.

        Note 1.    Represents credits granted against documentation in the form of interest-bearing securities

        Note 2.    In accordance with the Swedish Financial Supervisory Authority's regulations, the Company reports credits with principal or interest more than 60 days past-due as past-due credits. The aggregate past-due amount of principal and interest on such credits was Skr 47.5 million (64.3). The principal amount not past due on such credits was Skr 433.1 million (622.1). All past-due credits were covered by adequate guarantees.

        Note 3.    The amount of total assets at year-end, Skr 151.8 billion, was approximately Skr 10.2 billion lower than it would have been if the currency exchange rates as of December 31, 2002 had been unchanged.

        References herein to "Skr" mean Swedish kronor.
        The exchange rate on December 31, 2003 (2002) was 7.275 (8.825) Swedish kronor to the US dollar and 9.094 (9.1925) Swedish kronor to the Euro.
        Amounts within parenthesis relate to the preceding year.
        References herein to "credits" mean credits as defined under the "old format", unless otherwise indicated.

  This Press Release contains forward-looking statements. Forward-looking statements are statements that are not historical facts, including statements about our beliefs, expectations and intentions. Forward-looking statements are based on current plans, estimates and projections. Forward-looking statements speak only as of the date they are made, and the Company undertakes no obligation to update any forward-looking statement in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties, most of which are difficult to predict and generally beyond the Company's control. You are cautioned that a number of important factors could cause actual results or outcomes to differ materially from those expressed in, or implied by, the forward-looking statements. These factors include, among others, changes in general economic business conditions, especially in Sweden, changes and volatility in currency exchange and interest rates; and changes in government policy and regulations and in political and social conditions.

AB Svensk Exportkredit/Swedish Export Credit Corporation (publ)
Postal address	Street address	Telephone	Telefax	Org. No. 556084-0315
Box 1636P	Västra Trädgårdsgatan 11 B	+46 8 613 83 00	+46 8 20 38 94	VAT No. SE663000133401
SE-103 27 Stockholm	Internet	E-mail	Telex	Registered office
Swift address	www.sek.se	info@sek.se	12166 SEK S	Stockholm, Sweden
SEKXSESS

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 20, 2004

AB Svensk Exportkredit (Swedish Export Credit Corporation)
By:	/s/ PETER YNGWE Peter Yngwe, President

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PRESS RELEASE FINANCIAL ACCOUNTS YEAR 2003
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